Creatd, Inc.

2050 Center Avenue Suite 640

Fort Lee, New Jersey 07024

January 28, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Creatd, Inc.
Registration Statement on Form S-3
File No. 333-252018

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Creatd, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, January 28, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Creatd, Inc.

/s/ Jeremy Frommer
Jeremy Frommer
Chief Executive Officer